Exhibit 99.1

BCE Inc.

Annual General Meeting of Shareholders

May 4, 2023

Report of Voting Results

At the Annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on May 4, 2023 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were voted on.

1.	Election of Directors

Each of the following 14 nominees was elected as a director of the Corporation:

Nominee	Votes For	%	Votes Against	%

Mirko Bibic	369,941,369	99.57%	1,615,379	0.43%

David F. Denison	364,645,134	98.14%	6,909,636	1.86%

Robert P. Dexter	369,628,887	99.48%	1,924,970	0.52%

Katherine Lee	368,606,578	99.21%	2,950,195	0.79%

Monique F. Leroux	367,207,758	98.83%	4,348,966	1.17%

Sheila A. Murray	369,350,083	99.41%	2,205,848	0.59%

Gordon M. Nixon	368,833,321	99.27%	2,721,451	0.73%

Louis P. Pagnutti	368,223,920	99.10%	3,329,091	0.90%

Calin Rovinescu	369,460,132	99.44%	2,096,611	0.56%

Karen Sheriff	368,554,935	99.19%	2,991,092	0.81%

Robert C. Simmonds	366,838,907	98.73%	4,717,841	1.27%

Jennifer Tory	369,630,420	99.48%	1,925,242	0.52%

Louis Vachon	366,267,828	98.58%	5,287,839	1.42%

Cornell Wright	367,312,824	98.86%	4,240,785	1.14%

2.	Appointment of Auditors

Deloitte LLP was appointed as the Corporation’s Auditors.

Votes For:	347,443,400 (87.49%)
Votes Withheld:	49,665,398 (12.51%)

3.	Advisory Resolution on Executive Compensation

Votes For:	343,801,294 (92.53%)
Votes Against:	27,737,287 (7.47%)